

Mail Stop 4720   February 22, 2017

Via E-mail
John D. Long
Chief Executive Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, MD 21061

> **Re: Glen Burnie Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **Response Dated July 11, 2016**
> **File No. 000-24047**

Dear Mr. Long:

We have reviewed your July 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 33

Note 4. Loans and Allowance, page F-18

1.   We note your response to prior comment 5 where you state that your use of specific reserves in prior periods does not exactly comply with ASC 310-10-35-35 and 310-10-35-36. Specifically, you state that the specific reserves were reduced to $407,000 as of March 31, 2016 as you charged-off the difference between the value of collateral and the loan balance in accordance with guidance in ASC 310 and that the remaining specific

reserves are being evaluated as to whether the borrower continues to have the ability and willingness to repay the loan. Please address the following:

- Tell us, and expand your disclosure in future filings to disclose, your policy for individually versus collectively evaluating loans for impairment.

- Tell us how you prepare your disclosure related to loans individually evaluated for impairment versus collectively evaluated for impairment (shown on page F-19).   For example, please clarify whether a loan would be disclosed as individually evaluated for impairment for purposes of that disclosure, even if the measured allowance for loan loss is zero. If not, please tell us why.

- We note per your September 30, 2016 Form 10-Q, as disclosed on page 22, that the loans and related allowance individually evaluated for impairment agrees to the unpaid principal balance and specific reserve balance for loans impaired with specific reserves as of September 30, 2016, as disclosed on page 9. However, we note that for the amounts as of December 31, 2015, the loans and related allowance individually evaluated for impairment appears to include the unpaid balance and specific reserve balance for impaired loans with specific reserves and impaired loans with no specific reserves. Please tell us why you appeared to have revised how this disclosure is prepared during 2016 and why you believe the disclosure format as of September 30, 2016 is appropriate.

- Tell us in detail, by loan category, how you determined the specific reserves of $0.4 million and $1.1 million as of September 30, 2016 and December 31, 2015, respectively.

- Pursuant to your policy, please clarify whether once a loan is individually specifically assessed for impairment, and the allowance measurement is zero, you would not include that loan in an assessment for your collectively assessed allowance. If you would include in your collectively assessed allowance, please tell us why, and how you believe that policy complies with the guidance in ASC 310-10-35-33.

- Explain any changes made to your allowance methodology to comply with the guidance in ASC 310-10-35-33 through ASC 310-10-35-36 as a result of your conclusion that your use of specific reserves in prior periods did not exactly comply with ASC 310-10-35-35. As part of your response, please indicate the period any changes were implemented, and the financial impact resulting from any methodology change.

- Clarify what you meant by "the remaining specific reserves are being evaluated as to whether the borrower continues to have the ability and willingness to repay the loan in order to ensure you are in compliance with ASC 310 as they are deemed to be impaired loans."

2.   We note your response to prior comment 7 where you state that you identified some inaccuracies in the classification of certain of your loans as of December 31, 2015. However, we noted that these amounts had not been corrected in the December 31, 2015 balances contained in your Form 10-Q for the Quarter Ended September 30, 2016. Please revise to correct these inaccuracies in your Form 10-K for the Year Ended December 31, 2016, with appropriate footnote disclosure describing the changes to the December 31, 2015 amounts previously reported.

Credit Quality Information, page F-20

3.   We note your response to prior comment 8, including your proposed rollforward of non-accrual loans. Please tell us if any of your non-accrual loans return to accrual status, and if not, why. Revise your proposed disclosure as necessary. Additionally, please ensure this rollforward, modified as necessary to include transfers to accrual status, is included in future Forms 10-K and Forms 10-Q.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services